
02038542


RECD S.E.C.
MAY 3 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May [4], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)



May 30, 2002

SECURITY CODE: CM-040

Philippine Stock Exchange, Inc.
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention: Mr. Jose G. Cervantes
Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter of even date requesting for confirmation/clarification of the news article entitled "Gokongwei taking over PLDT" published in today's issue of The Manila Standard.

We furnish you herewith a copy of First Pacific Company Limited's press release which states, in part, that it is currently in discussions with an independent investor concerning First Pacific's telecommunication and property interests, namely, PLDT and Metro Pacific/Bonifacio Land Corporation.

At this time, the Company does not have sufficient information to comment on the identity of the investor/buyer and the nature and terms of the transaction.

Respectfully yours,



MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

MLCRC:amq

Wednesday, 29 May 2002

FIRST PACIFIC: INCREASE IN SHARE PRICE AND TRADED VOLUMES

First Pacific has noted today's increase in its share price and traded volumes.

In this regard, First Pacific advises that it is currently in discussions with an independent investor concerning First Pacific's Philippine telecommunication and property interests, namely, PLDT and Metro Pacific/Bonifacio Land Corporation.

However, First Pacific emphasizes that while such discussions are beyond the preliminary stage and are proceeding, transaction terms have not been finalized and, accordingly, there is no assurance that any agreement will ultimately be concluded.

First Pacific will make further announcements as appropriate.

* * *

Background information:

PLDT – Philippine Long Distance Telephone Company is the leading telecommunications provider in the Philippines. The First Pacific Group holds a 24.4 per cent economic interest, and a 31.5 per cent voting interest, in PLDT.

Metro Pacific – Metro Pacific Corporation is a Philippines property developer that owns a 72.9 per cent interest in Bonifacio Land Corporation. The First Pacific Group holds an 80.6 per cent economic interest in Metro Pacific.

* * *

For further information, please contact:

First Pacific Company Limited

Rebecca Brown — Tel: (852) 2842 4301
Executive Vice President
Group Corporate Communications

Sara Cheung — Tel: (852) 2842 4336
Assistant Vice President
Group Corporate Communications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: May 31, 2002